# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vroom, Inc., CIK 0001580864
CUSIP: 92918V307
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 4700 Mercantile Dr., Fort Worth, Texas (TX), 76137
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management, L.P., 31 West 52nd St., 16th Floor, New York, New York (NY), 10019, 646 747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,982,846; sole dispositive power 0; shared dispositive power 3,982,846; aggregate amount beneficially owned 3,982,846 (76.1% of the class)
  Comment: Rows 8, 10 and 11 include 3,982,846 shares of common stock ("Common Stock") of Vroom, Inc. (the "Issuer") directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,982,846; sole dispositive power 0; shared dispositive power 3,982,846; aggregate amount beneficially owned 3,982,846 (76.1% of the class)
  Comment: Rows 8, 10 and 11 include 3,982,846 shares of Common Stock of the Issuer directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Jason Mudrick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,982,846; sole dispositive power 0; shared dispositive power 3,982,846; aggregate amount beneficially owned 3,982,846 (76.1% of the class)
  Comment: Rows 8, 10 and 11 include 3,982,846 shares of Common Stock of the Issuer directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Distressed Opportunity Fund Global, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,058,822; sole dispositive power 0; shared dispositive power 1,058,822; aggregate amount beneficially owned 1,058,822 (20.2% of the class)
  Comment: Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,058,822; sole dispositive power 0; shared dispositive power 1,058,822; aggregate amount beneficially owned 1,058,822 (20.2% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 729,536; sole dispositive power 0; shared dispositive power 729,536; aggregate amount beneficially owned 729,536 (13.9% of the class)
  Comment: Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 68,082; sole dispositive power 0; shared dispositive power 68,082; aggregate amount beneficially owned 68,082 (1.3% of the class)
  Comment: Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 797,618; sole dispositive power 0; shared dispositive power 797,618; aggregate amount beneficially owned 797,618 (15.2% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 45,002; sole dispositive power 0; shared dispositive power 45,002; aggregate amount beneficially owned 45,002 (0.9% of the class)
  Comment: Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 45,002; sole dispositive power 0; shared dispositive power 45,002; aggregate amount beneficially owned 45,002 (0.9% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  
  Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 201,805; sole dispositive power 0; shared dispositive power 201,805; aggregate amount beneficially owned 201,805 (3.9% of the class)
  Comment: Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 201,805; sole dispositive power 0; shared dispositive power 201,805; aggregate amount beneficially owned 201,805 (3.9% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 182,936; sole dispositive power 0; shared dispositive power 182,936; aggregate amount beneficially owned 182,936 (3.5% of the class)
  Comment: Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.
- Mudrick Distressed Opportunity SIF GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 182,936; sole dispositive power 0; shared dispositive power 182,936; aggregate amount beneficially owned 182,936 (3.5% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 5,234,356 shares of Common Stock of the Issuer outstanding as of August 3, 2026, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Vroom, Inc.
Address of issuer's principal executive offices: 4700 Mercantile Dr., Fort Worth, Texas (TX), 76137
Comment: This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D originally filed by the Reporting Persons on January 22, 2025 and Amendment No. 3 on Schedule 13D ("Amendment No. 3") filed by the Reporting Persons on June 3, 2026, and relates to the common stock, par value $0.001 per share ("Common Stock"), of Vroom, Inc. (the "Issuer"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D and Amendment No. 3. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 of the Schedule 13D is amended and supplemented as follows:

As disclosed by the Issuer in the Current Report on Form 8-K filed with the Commission on September 30, 2026, Vroom Automotive, LLC, a subsidiary of the Issuer ("Vroom Automotive"), amended and restated its limited liability company agreement (the "Vroom Automotive LLCA") and issued Vroom Automotive Preferred Units (as defined in the Form 8-K) to SPE HOLDINGS 2026-1, a Delaware statutory trust ("SPE Holdings"). In connection with the issuance of the Vroom Automotive Preferred Units, the Issuer, Vroom Automotive and SPE Holdings entered into a letter agreement with Mudrick Capital Management, L.P. ("MCM"), which amended and restated the letter agreement previously entered into among the Issuer, Vroom Automotive, SPE Holdings and MCM, dated as of January 16, 2026, and pursuant to which MCM agreed to vote (or cause to be voted) all shares of Common Stock beneficially owned by MCM in favor of any proposal to be voted upon at a meeting of the Issuer's stockholders or in writing relating to the redemption of the Vroom Automotive Preferred Units held by SPE Holdings in accordance with the terms of the Vroom Automotive LLCA. The description of the letter agreement is qualified in its entirety by reference to the full text of the agreement, which is attached to this Amendment No. 4 as Exhibit 1.

On August 13, 2026, certain of the Reporting Persons acquired from the Issuer the remaining approximately $6.5 million in Senior Secured Delayed Draw Convertible Notes pursuant to the Exchange Agreement disclosed in Amendment No. 3, which notes become convertible on April 1, 2032, and in connection with certain specified corporate events.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5. By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The responses set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5. By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as set forth herein, the Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and supplemented as follows:

Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the letter agreement included in Item 4 of this Amendment No. 4 is incorporated by reference herein. The description of the letter agreement is qualified in its entirety by reference to the full text of the agreement, which is attached to this Amendment No. 4 as Exhibit 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Letter Agreement among Vroom Automotive, LLC, Vroom, Inc., SPE HOLDINGS 2026-1, and Mudrick Capital Management, L.P. (filed herewith).

2. Joint Filing Agreement, dated as of January 22, 2025, by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 of the original Schedule 13D).

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick (10/01/2026)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick (10/01/2026)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (10/01/2026)